Exhibit 99.1

MHG - Presentation of the Q3 2014 results 22 October at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results of the third quarter 2014 at Hotel Continental, Stortingsgaten 24/26, 0117 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 07:00 CET.

The presentation will be held in English and will also be available as a webcast. The webcast will be available on www.marineharvest.com

You are also invited to participate in an international conference call at 16:00 (CET) on the same day. The participants can call in using the details in the attachment. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q3 2014 International Conference call
Moderator Name:	Ivan Vindheim, CFO
Company Name:	Marine Harvest

Dial in 5-10 minutes prior to the start time using the number / Confirmation code below.

Confirmation Code: 5316927

Participants, Local - Amsterdam, Netherlands:	+31(0)20 716 8250
Participants, Local - Bangalore, India:	+91(0)80 6127 5077
Participants, Local - Beijing, China:	+861059 045 014
Participants, Local - Berlin, Germany:	+49(0)30 5900 24906
Participants, Local - Brussels, Belgium:	+32(0)2 620 0137
Participants, Local - Budapest, Hungary:	+361700 9874
Participants, Local - Copenhagen, Denmark:	+4532 71 16 63
Participants, Local - Dublin, Ireland:	+353(0)1 2465605
Participants, Local - Frankfurt, Germany:	+49(0)69 2222 10640
Participants, Local - Geneva, Switzerland:	+41(0)22 567 5429
Participants, Local - Helsinki, Finland:	+358(0)9 2310 1619
Participants, Local - Hong Kong, Hong Kong:	+8523068 9883
Participants, Local - Johannesburg,South Africa:	+2711 019 7080
Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 6207 4618
Participants, Local - Lisbon, Portugal:	+3512131 64173
Participants, Local - London, United Kingdom:	+44(0)20 3427 1922
Participants, Local - Madrid, Spain:	+3491 114 6633
Participants, Local - Milan, Italy:	+3902 3859 1419
Participants, Local - Montreal, Canada:	+1514 669 5893
Participants, Local - Moscow, Russia:	+7495 213 0982
Participants, Local - Mumbai, India:	+91(0)22 6150 1761
Participants, Local - Munich, Germany:	+49(0)89 2030 31221
Participants, Local - New York, United States of America:	+1646 254 3373
Participants, Local - Oslo, Norway:	+472350 0485
Participants, Local - Paris, France:	+33(0)1 76 77 22 42
Participants, Local - Prague, Czech Republic:	+420225 376 427
Participants, Local - Rome, Italy:	+3906 8750 0879
Participants, Local - Sao Paulo, Brazil:	+5511 3351 7275
Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1968
Participants, Local - Singapore, Singapore:	+656622 1965
Participants, Local - Stockholm, Sweden:	+46(0)8 5065 3934
Participants, Local - Sydney, Australia:	+61(0)2 9253 5961
Participants, Local - Taipei, Taiwan:	+886(0)2 2656 7338
Participants, Local - Tallinn, Estonia:	+372622 6504
Participants, Local - Tel Aviv, Israel:	+9723721 7906
Participants, Local - Tokyo, Japan:	+81(0)3 4455 6449
Participants, Local - Toronto, Canada:	+1416 915 3236
Participants, Local - Vienna, Austria:	+43(0)1 25302 1771
Participants, Local - Warsaw, Poland:	+4822 584 4254
Participants, Local - Zurich, Switzerland:	+41(0)43 547 8001